Exhibit 99.(j)

                         Independent Auditors' Consent





We consent to the incorporation by reference, in this Prospectus our report dated January 9, 2001, on the statements of assets and liabilities for the SG Cowen Income + Growth Fund, Inc., SG Cowen Opportunity Fund and SG Cowen Large Cap Value Fund (the "Funds"), including the schedules of investments, as of November 30, 2000 and the related statements of operations for the year ended November 30, 2000, the statements of changes in net operations and the financial highlights for the two-year period ended November 30, 2000. These financial statements and financial highlights and our report thereon are included in the Annual Report of the Funds as filed on Form N-30D.

We also consent to the references to our firm under the headings " Financial Highlights" in the Prospectus.




                                                        KPMG LLP


New York, New York
August 23, 2001